Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

TML Holdings Pte Limited successfully priced a USD 425 million 5NC 2.5 year Fixed Rate Senior Unsecured Reg S only issuance due 2026

June 3, 2021, Mumbai: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, reproduced below are the details on the cited subject shared by TML Holdings Pte Limited (‘Wholly Owned Subsidiary”) with the Company, contents of which are self-explanatory.

This is for the information of the exchange and the members.

On Wednesday, 2nd June 2021, TML Holdings Pte. Ltd. (“TMLH” or the “Issuer”), a wholly owned subsidiary of Tata Motors Limited (“TML”), successfully priced a USD 425 million 5NC2.5 year Fixed Rate Senior Unsecured Reg S only issuance due 2026 (the “Notes”) at a coupon rate of 4.350%. The Notes have received a rating of ‘B’ from Standard & Poor’s Rating Service (“S&P”), which is equated to S&P’s rating on TML (rated ‘B’ with stable outlook). The Notes will be issued on 9th June, 2021 with a maturity date of 9th June, 2026.

TMLH is the holding company of JLR Automotive Plc (“JLR”), Tata Daewoo, Korea and few other international operations of Tata Motors. The proceeds from the Notes issuance will be used by TMLH for refinancing the outstanding syndicated loan facility of GBP 225 million, for meeting the issue expenses and for other general corporate purposes.

The transaction received significant interest from investors across Asia and Europe with the final order book in excess of USD 2.2 billion (representing an oversubscription of over 5.1x) from 138 accounts and c. 84% of the final allocation to high quality, blue-chip real money funds and asset managers.

“This release is for informational purposes only and does not constitute nor form part of any offer to purchase, a solicitation of an offer to purchase, an offer to sell or an invitation or solicitation of an offer to sell, issue or subscribe for, any securities in or into the United States nor in any jurisdiction in which any offer, solicitation or sale would be restricted or prohibited under the securities laws of any such jurisdiction. No such securities may be offered or sold in or into the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and any applicable state or local securities laws of the United States. The securities referred to herein have not been, nor will not be, registered under the Securities Act or the securities laws of any state of the United States or any other jurisdiction. No public offering is being made, nor will be made, in the United States or in any other jurisdiction.”

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.